[redacted]

BB 3/11

SEC 06004101 OMMISSION
9

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 199

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-[illegible]~~ 8-15313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Mutual Service Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Australian Avenue South, Suite 1800
(No. and Street)

West Palm Beach (City) Florida (State) 33041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Poff, Jr. (561) 835-4100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 S. Biscayne Blvd., Suite 400 (Address) Miami (City) Florida (State) 33131 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, John Poff, swear that, to the best of my knowledge and belief, the accompanying consolidated financial statements pertaining to Mutual Service Corporation and subsidiaries (the "Company") for the years ended December 31, 2005 and 2004 and supplemental schedule as of December 31, 2005 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: John Poff

Date: 02/22/06

Chief Executive Officer, President and Treasurer
Title

Subscribed and sworn to before me this 22nd day of February, 2006.

Patricia Starke
Notary Public

NOTARY PUBLIC STATE OF FLORIDA
PATRICIA STARKE
MY COMMISSION # DD 433174
EXPIRES: August 10, 2009
Bonded Thru Budget Notary Services

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1400
200 East Las Olas Boulevard
Fort Lauderdale, FL 33301-2248
USA

Tel: +1 954 728 3800
Fax: +1 954 728 3838
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Mutual Service Corporation:

We have audited the following consolidated financial statements of Mutual Service Corporation and subsidiaries (the "Company") as of and for the years ended December 31, 2005 and 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

The supplemental schedule is the responsibility of the Company's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte + Touche LLP

February 22, 2006

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED FINANCIAL CONDITION AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
ASSETS:		
Cash and cash equivalents	$ 33,866,644	$ 33,031,184
Restricted cash	50,000	50,000
Accounts receivable—net	790,727	2,972,191
Commissions receivable	3,797,238	3,281,518
Property—net	521,372	1,476,508
Goodwill	11,673,064	11,673,064
Other assets	3,431,160	4,821,917
TOTAL	$ 54,130,205	$ 57,306,382
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable	$ 6,456,521	$ 11,755,211
Commissions payable	5,589,006	5,216,237
Accrued liabilities	3,817,385	3,084,551
Deferred revenue	2,635,811	2,613,451
Income taxes due to affiliates	2,437,548	1,485,159
Total liabilities	20,936,271	24,154,609
COMMITMENTS AND CONTINGENCIES (Note 9)		
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 50,000 shares authorized; 2,280 issued and outstanding	2,280	2,280
Additional paid-in capital	15,987,784	15,987,784
Retained earnings	17,203,870	17,161,709
Total stockholder's equity	33,193,934	33,151,773
TOTAL	$ 54,130,205	$ 57,306,382

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES:		
Commissions and fees:		
Mutual funds	$ 81,207,464	$ 75,876,234
Variable products	46,823,580	55,300,347
Advisory fees	39,635,472	31,112,864
Stocks and bonds	8,506,571	8,432,484
Direct participation	6,633,790	7,021,712
Fixed products	3,311,516	509,290
Total commissions and fees	186,118,393	178,252,931
Interest and dividends	1,104,034	376,810
Representative reimbursements	6,106,905	5,829,072
Other revenue	9,622,193	8,699,345
Total revenues	202,951,525	193,158,158
OPERATING EXPENSES:		
Commissions	161,978,547	155,823,072
Employee compensation and benefits	12,667,566	11,127,013
General and administrative	10,242,723	9,668,608
Professional services	4,829,220	5,114,626
Registration fees	1,249,727	1,166,173
Rent and other facility expenses	1,181,985	1,208,413
Depreciation and amortization	1,125,620	1,323,390
Total operating expenses	193,275,388	185,431,295
INCOME BEFORE PROVISION FOR INCOME TAXES	9,676,137	7,726,863
PROVISION FOR INCOME TAXES	3,633,976	3,176,800
NET INCOME	$ 6,042,161	$ 4,550,063

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CHANGES IN CONSOLIDATED STOCKHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
BALANCE—December 31, 2003	2,280	$ 2,280	$ 15,987,784	$ 16,611,646	$ 32,601,710
Net income				4,550,063	4,550,063
Dividends to parent				(4,000,000)	(4,000,000)
BALANCE—December 31, 2004	2,280	2,280	15,987,784	17,161,709	33,151,773
Net income				6,042,161	6,042,161
Dividends to parent				(6,000,000)	(6,000,000)
BALANCE—December 31, 2005	2,280	$ 2,280	$ 15,987,784	$ 17,203,870	$ 33,193,934

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 6,042,161	$ 4,550,063
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation and amortization	1,125,620	1,323,390
Deferred income taxes	1,046,856	(1,887,015)
Changes in assets and liabilities:		
Accounts receivable—net	2,181,464	(2,561,853)
Commission receivable	(515,720)	(538,652)
Other assets	343,901	(496,488)
Accounts payable	(5,298,690)	8,572,015
Commissions payable	372,769	28,942
Accrued liabilities	732,834	(468,004)
Deferred revenue	22,360	644,968
Income taxes due to affiliates	952,389	1,393,397
Net cash flows provided by operating activities	7,005,944	10,560,763
CASH FLOWS FROM INVESTING ACTIVITIES—Purchases of property	(170,484)	(182,179)
CASH FLOWS FROM FINANCING ACTIVITIES—Dividends paid to parent	(6,000,000)	(4,000,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	835,460	6,378,584
CASH AND CASH EQUIVALENTS—Beginning of year	33,031,184	26,652,600
CASH AND CASH EQUIVALENTS—End of year	$ 33,866,644	$ 33,031,184
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for income taxes—net	$ 1,746,198	$ 2,831,839

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Mutual Service Corporation ("MSC"), a Michigan corporation, was incorporated in 1969. MSC is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers. MSC and subsidiaries (the "Company") serve a network of independent financial advisors in over 925 branches throughout each of the 50 states. The Company engages in the brokerage of mutual funds, life insurance, annuities, stocks and bonds. At December 31, 2005, the Company owned 100% of the outstanding stock of Titan Value Equities Group, LLC ("Titan") and Contemporary Financial Solutions, Inc., a broker-dealer incorporated on April 29, 2002. In June 2002, Titan ceased operations.

The Company is an indirect subsidiary of Pacific Life Insurance Company ("Pacific Life"). The Company's immediate parent is Pacific Select Distributors, Inc. ("PSD"), a wholly owned subsidiary of Pacific Life. Pacific Life's immediate parent is Pacific LifeCorp.

Effective January 1, 2006, Pacific Life formed a new wholly owned subsidiary, Pacific Select Group, LLC. ("PSG"), a Delaware limited liability company, and contributed all entities and business activities relating to the ownership of PSD's subsidiaries to PSG. As a result, MSC became a wholly owned subsidiary of PSG as of January 1, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents—Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Accounts Receivable—Accounts receivable are carried at the amount estimated to be collectible. Accordingly, allowances are provided for accounts receivable estimated to be uncollectible based on management's best estimate.

Commissions Receivable and Commissions Payable—Commissions receivable primarily represents commissions due to the Company from the sale of financial products. Commissions payable represents amounts due to the Company's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments—The carrying amount of accounts receivable, commissions receivable, commissions payable, accounts payable, accrued liabilities, deferred revenue, and income taxes due to affiliates approximates fair value due to the short maturity of those instruments.

Property—Property is carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements.

Goodwill—Goodwill is the result of acquisitions accounted for using the purchase accounting method. Goodwill is no longer amortized and is tested for impairment annually.

Long-Lived Assets—In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated discounted future cash flows associated with the asset are compared to the assets carrying amount to determine if a write-down is necessary.

Investment—In 2002, the Company entered into a joint venture with Wells Fargo Ventures, LLC to form a company that offers residential mortgage loan products. The Company has a 49.9% and 25% ownership interest in Series A and Series B stock, respectively, in Mutual Services Mortgage, LLC (the "Joint Venture"). The Company accounts for its investment in the Joint Venture under the equity method of accounting, as the Company does not have control of the entity. The Company's portion of earnings in the Joint Venture was $25,156 and $8,194 for the years ended December 31, 2005 and 2004, respectively, which are recorded in other revenue in the accompanying statements of consolidated income. During the years ended December 31, 2005 and 2004, the Company received $12,161 and $25,295, respectively, in distributions from the Joint Venture. Investment in the Joint Venture amounted to $105,893 and $92,897 at December 31, 2005 and 2004, respectively. The Company's investment in the Joint Venture is included in other assets in the statements of consolidated financial condition.

Deferred Revenues—Deferred revenues consist primarily of insurance and registration payments received in advance from representatives. These funds are recognized as revenue when earned by the Company over the respective insurance and registration terms.

Securities Transactions—Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Direct Mutual Fund and Insurance Contracts—Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis and are included in mutual funds, variable products, fixed products, and commission expenses in the statements of consolidated income.

Overrides—Overrides primarily consist of ticket charges on securities trades and due diligence revenue from product sponsors. Overrides are recognized as earned and are included in stocks and bonds and other revenue in the statements of consolidated income.

Representative Reimbursements—Representative reimbursements consist of reimbursements from registered representatives for insurance and registration fees.

Other Revenue—Other revenue consists primarily of fees earned and marketing support received for the Company's sponsorship of representative seminars, conferences, and educational training as well as providing supplementary products to the representatives.

Income Taxes—The Company's operations are included in the consolidated Federal income tax return and combined California franchise tax return of Pacific Mutual Holding Company, the Company's ultimate parent. The Company is allocated an expense under a tax-sharing arrangement based principally on the effect of including its operations in the consolidated provision. Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from the period such items are recognized for income tax purposes. The principal elements of deferred income taxes are related to differing accounting and tax treatment for reserves and allowances, depreciation, net operating losses, and deferred rent.

Dividends to Parent—PSD may request dividends from the Company each year. The Company declared and paid cash dividends to PSD of $6 million for the year ended December 31, 2005. For the year ended December 31, 2004, the Company declared and paid cash dividends to PSD of $4 million.

Comprehensive Income—There are no differences between comprehensive income and net income in the accompanying consolidated financial statements.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications—Certain amounts in the 2004 consolidated financial statements have been reclassified to conform with 2005 classifications.

3. RESTRICTED CASH

As of December 31, 2005 and 2004, the Company was required to segregate cash of $50,000 in a special reserve bank account for the exclusive benefit of customers. This amount was in excess of that prescribed by the Customer Protection Rule (Rule 15c3-3) of the SEC.

4. PROPERTY

Property at December 31 is comprised of the following:

	2005	2004
Machinery and equipment	$ 5,936,302	$ 5,916,651
Furniture and fixtures	1,219,579	1,220,599
Leasehold improvements	461,915	461,915
Automobile	21,071	21,071
Total	7,638,867	7,620,236
Less accumulated depreciation	7,117,495	6,143,728
Property—net	$ 521,372	$ 1,476,508

5. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan (the "Contribution Plan") that substantially covers all employees and is provided by Pacific Life. Generally, employees (participants) who have one month of continuous employment are eligible to participate in the Contribution Plan. Participants may contribute 2% to 35% of their before-tax commissions or compensation in each pay period. Matching contributions are made in the form of common stock of Pacific LifeCorp through an Employee Stock Ownership Plan of the Contribution Plan and will not exceed 75% of the first 6% of the participant's before-tax contributions up to the Internal Revenue Service maximum allowable amount. The Company contributed $525,945 and $228,046 to the Contribution Plan for the years ended December 31, 2005 and 2004, respectively.

The Company's employees and officers are eligible to participate in a defined benefit employee retirement plan (the "Pension Plan") provided by Pacific Life. During the years ended December 31, 2005 and 2004, the Company's contribution to the Pension Plan was $116,289 and $358,361, respectively.

Certain officers of the Company are eligible to participate in a deferred compensation plan provided by the Company. This plan permits certain employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined annually. The primary expense, other than compensation related to this plan, is the interest on the deferred compensation. Deferred compensation in the amount of $1,595,554 and $1,355,310 has been recorded for this plan as of December 31, 2005 and 2004, respectively, and is included in accounts payable.

6. INCOME TAXES

Included in other assets in the statements of consolidated financial condition as of December 31 are the following:

	2005	2004
Deferred tax assets (liabilities):		
Reserves and allowances	$ 996,035	$ 2,176,685
Net operating losses	122,019	146,422
Deferred rent	20,822	29,075
Depreciation	(26,796)	(195,562)
Other	76,395	78,711
Deferred tax asset—net	$ 1,188,475	$ 2,235,331

The deferred tax asset related to the net operating losses ("NOL") is a future tax benefit that will expire in 2010. The benefit was assumed in a prior acquisition by MSC. It is based on the net realizable NOL available under Section 382 of the Internal Revenue Code.

The components of the provision for income taxes at December 31 are as follows:

	2005	2004
Current:		
Federal	$ 2,433,304	$ 4,041,162
State	153,816	1,022,653
Total current	2,587,120	5,063,815
Deferred:		
Federal	868,634	(1,565,760)
State	178,222	(321,255)
Total deferred	1,046,856	(1,887,015)
Total provision for income taxes	$ 3,633,976	$ 3,176,800

A reconciliation of income taxes at the Federal statutory rate to the provision for income taxes for the years ended December 31, 2005 and 2004, is as follows:

Federal statutory rate	$ 3,386,648	35.0 %	$ 2,704,402	35.0 %
State income taxes—net of Federal income tax benefit	210,347	2.2	449,098	5.8
Other	36,981	0.4	23,300	0.3
Total provision for income taxes and effective tax rate	$ 3,633,976	37.6 %	$ 3,176,800	41.1 %

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net regulatory capital of $16,091,927, which was $14,696,176 in excess of its required net capital of $1,395,751. At December 31, 2004, the Company had net regulatory capital of $11,544,443, which was $9,934,136 in excess of its required net capital of $1,610,307. At December 31, 2005 and 2004, the Company's ratio of aggregate indebtedness to net capital was 1.30 and 2.09, respectively, times its net capital.

8. RELATED-PARTY TRANSACTIONS

In the ordinary course of business, the Company has transactions with PSD, Pacific Life, and Associated Financial Group, an affiliate and wholly owned subsidiary of PSD. The more significant transactions are related to commission revenue and related commission expense from Pacific Life of $20,501,376 and $17,595,786, respectively, for the year ended December 31, 2005. For the year ended December 31, 2004, commission revenues and related commission expense from Pacific Life was $21,883,842 and $19,206,580, respectively. In addition, Pacific Life processes the Company's payroll. At December 31, 2005 and 2004, the Company had a net payroll liability of $781,797 and $698,050, respectively, due to

Pacific Life included in accounts payable. At December 31, 2005 and 2004, the Company also had $70,786 and $128,567, respectively, in other payables due to Pacific Life included in accounts payable. At December 31, 2005 and 2004, the Company had $2,437,548 and $1,485,159, respectively, recorded as income taxes due to affiliates included in the statements of consolidated financial condition.

9. COMMITMENTS AND CONTINGENCIES

Litigation—During 2005, the Company received formal notification from its regulator (NASD) that it was subject to an investigation related to certain of its compliance supervision, practices, and procedures as they relate to 1035 exchanges. It is the opinion of management that the amount of losses, if any, resulting from such matters at December 31, 2005, is not likely to have a material adverse effect on the Company's consolidated financial position, but could have a material effect on the consolidated results of operations.

The Company is also a defendant in certain other lawsuits arising in the ordinary course of business. It is the opinion of management that the amount of losses, if any, resulting from such matters at December 31, 2005, , is not likely to have a material adverse effect on the Company's consolidated financial position, but could have a material effect on the consolidated results of operations.

Financial Instruments With Off-Balance Sheet Credit Risk—As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

Operating Leases—The following are future minimum lease obligations on the Company's office leases:

Years Ending December 31	
2006	$ 1,160,516
2007	333,006
2008	55,789
2009	4,662
Total	$ 1,553,973

The Company provides routine indemnifications relating to lease agreements. The estimated maximum potential amount of future payments under these obligations is not determinable due to the lack of stated maximum liability for certain matters and therefore no related liability has been recorded. Management believes that judgments, if any, against the Company related to such matters are not likely to have a material impact on the Company's consolidated financial statements.

* * * * * *

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

STOCKHOLDER'S EQUITY	$ 33,193,934
DEDUCT NONALLOWABLE ASSETS:	
Accounts receivable	790,727
Property—net	521,372
Goodwill	11,673,064
Deferred tax asset—net	1,188,475
Other assets	2,242,685
Total nonallowable assets	16,416,323
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	16,777,611
DEDUCT—HAIRCUTS ON MONEY MARKET FUNDS	685,684
NET CAPITAL	$ 16,091,927
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 6,456,521
Commissions payable	5,589,006
Accrued liabilities	3,817,385
Deferred revenue	2,635,811
Income taxes due to affiliates	2,437,548
TOTAL AGGREGATE INDEBTEDNESS	$ 20,936,271
CAPITAL REQUIREMENT:	
Minimum requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 1,395,751
Net capital in excess of requirement	14,696,176
NET CAPITAL	$ 16,091,927
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.30

NOTE: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited Focus Report Part IIA, Form X17a-5 as of December 31, 2005.

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1400
200 East Las Olas Boulevard
Fort Lauderdale, FL 33301-2248
USA

Tel: +1 954 728 3800
Fax: +1 954 728 3838
www.deloitte.com

February 22, 2006

To The Board of Directors of
Mutual Service Corporation:

In planning and performing our audit of the consolidated financial statements of Mutual Service Corporation and subsidiaries (the "Company") as of and for the year ended December 31, 2005, on which we issued our report dated February 22, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP